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August 16, 2018

VIA EDGAR CORRESPONDENCE

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 3233
Washington, D.C. 20549

Re: Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 16, 2018

Form 8-K
Filed August 1, 2018
File No. 001-34789 (Inc.)
File No. 333-202799 (L.P.)

Dear Mr. Telewicz:

On behalf of our client, Hudson Pacific Properties, Inc. (the "Company"), this letter sets forth the Company's response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission dated August 10, 2018 to the Company's Form 10-K for the fiscal year ended December 31, 2017, filed February 16, 2018, and the Company's Form 8-K filed August 1, 2018.

For your convenience, we have set forth the Staff's comment immediately preceding our response.

August 16, 2018
Page 2

LATHAM&WATKINS LLP

Form 8-K filed August 1, 2018

Exhibit 99.2

1. **We note that on page 27 that [*sic*] you present Same-Store net operating income on a "GAAP" basis. We also note on page 28 that you present "Property GAAP Net Operating Income" and "Total GAAP Net Operating Income." Given that NOI is a non-GAAP measure, please revise your future filings to remove the word "GAAP" from the labeling of your non-GAAP measures presented.**

Response:

In future filings, the Company will not include the word "GAAP" in the labeling of our non-GAAP measures presented.

2. **Please expand your presentation to separately disclose all material reconciling items between the cash basis operating measures and the non-cash basis operating measures (e.g. straight line rent adjustment, amortization of lease intangibles, etc.)**

Response:

In future filings, the Company will expand its presentation to separately disclose all material reconciling items between the cash basis operating measures and the non-cash basis operating measures, including straight-line rent adjustment, amortization of lease intangibles, etc.). Appended hereto is an example of how the Company intends to present these items in the future to address the Staff's comment.

* * * * *

We are enclosing a letter from Mark T. Lammas, Chief Operating Officer and Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-8371.

Sincerely,

/s/ Julian Kleindorfer
Julian Kleindorfer, Esq.
of Latham & Watkins LLP

cc: Mark T. Lammas, Chief Operating Officer and Chief Financial Officer
Kay L. Tidwell, Executive Vice President, General Counsel and Secretary

Hudson Pacific Properties, Inc.
Second Quarter 2018 Supplemental Operating and Financial Information

SAME-STORE ANALYSIS
(Unaudited, tabular amounts in thousands, except number of properties and square feet)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	% change	2018	2017	% change
Same-Store Office Statistics
Number of properties	30	30		29	29
Rentable square feet	7,507,449	7,507,449		7,308,513	7,308,513
Ending % leased	93.2%	94.5%	(1.3)%	93.3%	94.4%	(1.1)%
Ending % occupied	92.4%	93.9%	(1.5)%	92.4%	93.8%	(1.4)%
Average % occupied for the period	92.4%	93.7%	(1.3)%	92.5%	94.4%	(1.9)%

Same-Store Studio Statistics(3)
Number of properties	2	2		2	2
Rentable square feet	873,002	873,002		873,002	873,002
Average % occupied for the period	89.6%	89.9%	(0.3)%	89.6%	89.9%	(0.3)%

SAME-STORE ANALYSIS—NET OPERATING INCOME

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	% change	2018	2017	% change
Same-Store Net Operating Income
Total Office revenues	$102,703	$99,896	2.8%	$198,485	$188,380	5.4%
Total Studio revenues	11,209	10,274	9.1	23,471	21,743	7.9
Same-Store property revenues	$113,912	$110,170	3.4%	$221,956	$210,123	5.6%

Total Office expenses	$33,365	$31,685	5.3%	$63,937	$55,664	14.9%
Total Studio expenses	5,199	4,935	5.3	11,586	12,187	(4.9)
Same-Store property expenses	$38,564	$36,620	5.3%	$75,523	$67,851	11.3%

Same-Store Office net operating income	$69,338	$68,211	1.7%	$134,548	$132,716	1.4%
NOI margin	67.5%	68.3%	(0.8)%	67.8%	70.5%	(2.7)%
Same-Store Studio net operating income	$6,010	$5,339	12.6%	$11,885	$9,556	24.4%
NOI margin	53.6%	52.0%	1.6%	50.6%	43.9%	6.7%
Same-Store net operating income	$75,348	$73,550	2.4%	$146,433	$142,272	2.9%
NOI margin	66.1%	66.8%	0.7%	66.0%	67.7%	(1.7)%

Hudson Pacific Properties, Inc.
Second Quarter 2018 Supplemental Operating and Financial Information

SAME-STORE ANALYSIS—CONTINUED
(Unaudited, tabular amounts in thousands)

SAME-STORE ANALYSIS—NET OPERATING INCOME (CASH BASIS)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	% change	2018	2017	% change
Same-Store Net Operating Income—Cash Basis
Total Office cash revenues	$97,816	$96,250	1.6%	$188,931	$176,957	6.8%
Total Studio cash revenues	11,018	10,140	8.7	23,165	21,624	7.1
Same-Store property cash revenues	$108,834	$106,390	2.3%	$212,096	$198,581	6.8%

Total Office cash expenses	$32,790	$31,110	5.4%	$62,787	$54,503	15.2%
Total Studio cash expenses	5,199	4,935	5.3	11,586	12,187	(4.9)
Same-Store property cash expenses	$37,989	$36,045	5.4%	$74,373	$66,690	11.5%

Same-Store Office net operating income—Cash basis	$65,026	$65,140	(0.2)%	$126,144	$122,454	3.0%
NOI margin	66.5%	67.7%	(1.2)%	66.8%	69.2%	(2.4)%
Same-Store Studio net operating income—Cash basis	$5,819	$5,205	11.8%	$11,579	$9,437	22.7%
NOI margin	52.8%	51.3%	1.5%	50.0%	43.6%	6.4%
Same-Store net operating income—Cash basis	$70,845	$70,345	0.7%	$137,723	$131,891	4.4%
NOI margin	65.1%	66.1%	(1.0)%	64.9%	66.4%	(1.5)%

Hudson Pacific Properties, Inc.
Second Quarter 2018 Supplemental Operating and Financial Information

RECONCILIATION OF GAAP NET INCOME TO NET OPERATING INCOME
(Unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Reconciliation to Net Operating Income
Net Income	$19,691	$6,954	$72,254	$31,107
Adjustments:
Interest expense	19,331	21,695	39,834	43,625
Interest income	(66)	(16)	(75)	(46)
Unrealized loss on ineffective portion of derivatives	—	51	—	45
Unrealized gain on non-real estate investment	(928)	—	(928)	—
Transaction-related expenses	—	—	118	—
Other income	(319)	(576)	(723)	(1,254)
Gains on sale of real estate	(1,928)	—	(39,602)	(16,866)
Income from operations	$35,781	$28,108	$70,878	$56,611
Adjustments:
General and administrative	16,203	14,506	31,767	28,316
Depreciation and amortization	60,706	75,415	121,259	146,182
Net Operating Income	$112,690	$118,029	$223,904	$231,109

Net Operating Income Breakdown
Same-Store Office cash revenues	$97,816	$96,250	$188,931	$176,957
Straight-line rent	3,023	44	5,693	4,552
Amortization of above-market and below-market leases, net	2,215	3,853	4,526	7,376
Amortization of lease incentive costs	(351)	(251)	(665)	(505)
Same-Store Office revenues	$102,703	$99,896	$198,485	$188,380

Same-Store Studio cash revenues	$11,018	$10,140	$23,165	$21,624
Straight-line rent	191	134	306	119
Same-Store Studio revenues	$11,209	$10,274	$23,471	$21,743

Same-Store property revenues	$113,912	$110,170	$221,956	$210,123

Same-Store Office cash expenses	$32,790	$31,110	$62,787	$54,503
Amortization of above-market and below-market ground leases, net	575	575	1,150	1,161
Same-Store Office expenses	$33,365	$31,685	$63,937	$55,664

Same-Store Studio cash expenses	$5,199	$4,935	$11,586	$12,187
Same-Store Studio expenses	$5,199	$4,935	$11,586	$12,187

Same-Store property expenses	$38,564	$36,620	$75,523	$67,851

Same-Store net operating income	$75,348	$73,550	$146,433	$142,272
Non-Same-Store net operating income	37,342	44,479	77,471	88,837
Net Operating Income	$112,690	$118,029	$223,904	$231,109

Hudson Pacific Properties, Inc.
Second Quarter 2018 Supplemental Operating and Financial Information

NET OPERATING INCOME DETAIL Three Months Ended June 30, 2018 (Unaudited, in thousands)

	Same-Store Office Properties	Same-Store Studio Properties	Non-Same-Store Office Properties	Non-Same-Store Studio Properties	Redevelopment/Development	Lease-Up Properties	Held-for-Sale	Sold/Other	Total
Revenue
Rents
Cash rent	$77,298	$7,307	$4,574	$3,157	$—	$32,757	$4,509	$55	$129,657
Straight-line rent	3,023	191	840	53	—	3,601	232	(3)	7,937
Amortization of above-market and below-market leases, net	2,215	—	—	—	—	1,009	6	—	3,230
Amortization of lease incentive costs	(351)	—	—	—	—	(10)	(23)	—	(384)
Total Rents	$82,185	$7,498	$5,414	$3,210	$—	$37,357	$4,724	$52	$140,440

Tenant reimbursements	$16,312	$476	$555	$24	$—	$4,893	$157	$43	$22,460
Parking and other	4,206	3,235	1,004	2,176	—	1,536	—	112	12,269
Total Revenue	$102,703	$11,209	$6,973	$5,410	$—	$43,786	$4,881	$207	$175,169

Property operating cash expenses	32,790	5,199	1,548	3,340	—	17,177	1,497	336	61,887
Amortization of above-market and below-market ground leases, net	575	—	—	—	—	17	—	—	592
Total operating expenses	$33,365	$5,199	$1,548	$3,340	$—	$17,194	$1,497	$336	$62,479

Total Net Operating Income	$69,338	$6,010	$5,425	$2,070	$—	$26,592	$3,384	$(129)	$112,690

Square Feet	7,507,449	873,002	703,271	373,421	976,795	3,701,686	447,739	—	14,583,363
Ending % Leased	93.2%	89.6%	97.6%	80.6%	—%	80.9%	80.6%	—%	83.1%
Ending % Occupied	92.4%	89.6%	97.2%	80.6%	—%	75.9%	80.6%	—%	81.4%
NOI Margin	67.5%	53.6%	77.8%	38.3%	—%	60.7%	69.3%	—%	64.5%

Total Net Operating Income	$69,338	$6,010	$5,425	$2,070	$—	$26,592	$3,384	$(129)	$112,690
Adjustments:
Straight-line rent	(3,023)	(191)	(840)	(53)	—	(3,601)	(232)	3	(7,937)
Amortization of above market and below-market leases, net	(2,215)	—	—	—	—	(1,009)	(6)	—	(3,230)
Amortization of lease incentive costs	351	—	—	—	—	10	23	—	384
Amortization of above-market and below-market ground leases, net	575	—	—	—	—	17	—	—	592
Total Cash Net Operating Income	$65,026	$5,819	$4,585	$2,017	$—	$22,009	$3,169	$(126)	$102,499

HUDSON PACIFIC PROPERTIES

VIA EDGAR CORRESPONDENCE

August 16, 2018

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 3233
Washington, D.C. 20549

Re: Hudson Pacific Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 16, 2018

Form 8-K
Filed August 1, 2018
File No. 001-34789 (Inc.)
File No. 333-202799 (L.P.)

Dear Mr. Telewicz:

In response to your letter dated August 10, 2018, Hudson Pacific Properties, Inc. (the "Company") is today submitting to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") a letter from our counsel, Julian Kleindorfer of Latham & Watkins LLP.

Pursuant to the Staff's request, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

/s/ MARK T. LAMMAS
Name: Mark T. Lammas
Title: Chief Operating Officer and
Chief Financial Officer

11601 WILSHIRE BLVD., 9TH FLOOR, LOS ANGELES, CA 90025
O 310 445 5700 W HUDSONPACIFICPROPERTIES.COM